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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Date: March 5, 2007

                        Commission File Number: 001-32305

                                    CORPBANCA
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                 (Translation of registrant's name into English)

                         Huerfanos 1072, Santiago, Chile
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                     (Address of principal executive office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

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     On March 1, 2007, CORPBANCA notified the Chilean Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile) of the results of CORPBANCA's Ordinary Shareholders' Meeting held on February 27, 2007. A copy of the unofficial English language translation of the notice is attached hereto as
Exhibit 99.1.
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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5, 2007

                                                  CORPBANCA


                                                  By: /s/ Mario Chamorro Carrizo
                                                      --------------------------
                                                  Name:  Mario Chamorro Carrizo
                                                  Title: Chief Executive Officer
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                                  EXHIBIT INDEX

Exhibit   Description
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99.1      Unofficial English language translation of the form of notice delivered on March 1, 2007, to the Superintendent of Banks and Financial Institutions (Superintendencia de Bancos e Instituciones Financieras), the Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros), the Santiago Stock Exchange (Bolsa de Comercio de Santiago), the Valparaiso Stock Exchange (Bolsa de Comercio de Valparaiso), and the Chilean Electronic Exchange (Bolsa Electronica de Chile).
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                                  EXHIBIT 99.1

     Unofficial English Language Translation of Form Notice, dated March 1, 2007

Santiago, March 1, 2007

[Addressee]

It is my pleasure to inform you that at the Ordinary Shareholders' Meeting held on February 27, 2007, the following decisions were reached:

1. Approval of the Annual Report, Financial Statements and notes thereto and the Report of the External Auditors relating to the fiscal year beginning January 1 and ended December 31, 2006.

2. The designation of Deloitte & Touche Sociedad de Auditores Consultores Limitada, as external auditors for fiscal year 2007.

3.   The appointment of the following persons as members of the Board of
     Directors: Directors: Messrs. Alvaro Saieh Bendeck, Jorge Andres Saieh Guzman, Carlos Abumohor Touma, Jorge Selume Zaror, Fernando Aguad Dagach, Julio Barriga Silva, Hernan Somerville Senn, Rene Cortazar Sanz, Francisco Rosende Ramirez, Carlos Massad Abud and Ignacio Gonzalez Martinez. Alternate Director: Mr. Juan Rafael Gutierrez Avila.

4. The Board of Directors will not be compensated for their services during the 2007 fiscal year.

5. The immediate distribution of a dividend for fiscal year 2006 in the aggregate amount of Ch$29,328,362,358, representing 75% of Corpbanca's 2006 net income of Ch$39,104,483,144, or a dividend of Ch$0.12925148319587 per share. The dividend will be paid following the shareholders' meeting, and those shareholders of record listed in the Shareholders' Registry as of the record date of February 21, 2007 will be entitled to collect the dividend payment. The remaining net income will be applied to the retained earnings reserve.

6. The determination that the dividend policy for the upcoming fiscal year would be to distribute at least 50% of net income as a dividend.

7. To establish the annual budget for the Directors Committee at Ch$137,000,000, which includes Ch$3,500,000 of monthly compensation for each member of the Committee and an additional monthly payment of Ch$500,000 for the President of the Committee.

8. To set the annual budget for the Audit Committee at Ch$84,000,000, which includes Ch$3,500,000 of monthly compensation for the President and Vice-President of the Committee.
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Sincerely,


Mario Chamorro Carrizo
Chief Executive Officer